Exhibit 99.1
NEWS RELEASE

December 20, 2007	OTC BB: VCTPF; CUSIP: 918881103

Vertical Vegetable Growing System Fully Operational

El Paso, TX; December 20, 2007 – Valcent Products Inc. (OTCBB: VCTPF) - Valcent’s High Density Vegetable Vertical Growing System (VGS) has now been operating continuously for more than one hundred days. During this operational test, results indicate the system will produce approximately 20 times the amount of vegetables per acre grown in a field while only using 5% of the water used for field crops.

VGS is a continuous production system. Plants can be simultaneously harvested and planted with no interruption to the process. To date, the system has successfully grown leafy lettuce, spinach, micro-greens, a variety of herbs, mint, beets, strawberries, wheatgrass, alfalfa and certain strains of rice. Interpretation of initial data suggests that lettuce can be grown in a 32 day growing cycle at the rate of 4 million heads of lettuce per acre per year at a cost which may be less than field grown lettuce. Recent development of the vertical panels and packaging will make it possible to deliver live lettuce to the consumer, ensuring the highest quality of nutrition and taste. Lettuce that is picked in a field loses 50% of its nutritional value within 24 hours, yet delivery from the field may take a week.

The system is fully automated by computer monitoring and operating systems which control the rate of movement of the vertical growing panels, water pumps, sterilization, the deployment of nutrients, the ambient temperature, and ph levels. Also, the system uses no pesticides or herbicides.  The VGS system does not require arable land and can be sited in urban, suburban or even desert areas, thus providing very fresh vegetables to large markets with virtually no transportation costs while eliminating fuel expense and pollution.

The focus over the next three months will be to initiate production runs of leafy lettuce, micro-greens and spinach. Optimum growing conditions as well as final costs of production will be determined. Valcent then intends to enter commercial contracts during the second quarter 2008.

Glen Kertz, Valcent’s CEO commented, “The UN Food and Agriculture Organization is warning that the world food supply is shrinking with limited water supplies. And there is now a contest between the use of agricultural land for food or for fuel which is driving prices up. Further, some component of each meal that we eat has been transported 1500 miles. There is an acute need for our High Density VGS system, which can locally grow very-high-nutritional vegetables at a competitive cost, efficiently, fast, and year round with minimal water use, and which produces no agricultural or transportation pollution. The VGS system can be distributed locally everywhere, and is easily scalable from small to very large food production operations. I am quite confident that we will meet with immediate commercial interest in both the private and public sectors.”

Valcent owns 100% of the High Density VGS system.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core R&D focus on sustainable, renewable, and intense growth of agricultural products. Valcent also owns 50% of the Vertigro Joint Venture, which has developed algae production technology initially intended for an oil bio fuel feed stock  All Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net.

Contacts:                                info@valcent.net

Valcent Products Inc.
Gerry Jardine
Investor Relations
1-866-408-0153 or 1-800-877-1626

Steve McGuire
Investor Relations
1-866-408-0153 or 1-800-877-1626

Safe Harbor for Forward Looking Statements: Except for historical information contained herein, the contents of this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products and prices as well as other factors addressed in the company's filings with the Securities and Exchange Commission.